Mail Stop 4561

September 27, 2007

Lars Dalgaard
President and Chief Executive Officer
SuccessFactors, Inc.
1500 Fashion Island Blvd., Suite 300
San Mateo, California 94404

      Re: **SuccessFactors, Inc.**
            Amendment No. 1 to Registration Statement on Form S-1
            Filed on August 31, 2007
            File No. 333-144758

Dear Mr. Dalgaard:

      We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. For purposes of this comment letter, we refer to the pagination in a marked courtesy copy of your filing that was provided to us by counsel.

General

1.   Please submit electronically the material you attached as Exhibit B to your letter dated August 31, 2007. See Rule 101(a) of Regulation S-T.

Dilution, page 26

2.   We note your presentation of pro forma net tangible book value as of June 30, 2007. Please tell us what consideration you gave to whether you have any pro forma intangible assets, such as your deferred debt issuance costs, or revise your disclosures accordingly to explain why certain intangible assets were included in your calculations.

3.   We read on pages 25 and 27 that 532,000 shares of common stock are subject to a right of repurchase by you. Please explain to us the difference between these 532,000 shares and the 132,000 shares disclosed in Note 7 to your financial statements.

Management's Discussion and Analysis, page 30

Critical Accounting Policies and Estimates, page 33

Accounting for Stock-Based Awards, page 34

4.   We note your revised disclosures on page 34 that include a discussion of the
        Company's estimated forfeiture rates. We further note your statement that "[t]he
        effect of forfeiture adjustments in 2006 and the six months ended June 30, 2007
        was significant." Please tell us the amount of such adjustments for each period
        indicated and tell us what consideration you have given to including a discussion
        of these adjustments in your results of operations disclosures.

5.   Please refer to the fourth bullet point of comment 11 of our letter dated
        August 17, 2007. It is unclear to us where you have provided the requested
        disclosure. Please disclose in more detail the factors considered by FSCG and, if
        applicable, by you in selecting the comparable companies used in your market-
        comparable approach valuations of aggregate enterprise value.

6.   We note from your revised disclosures beginning on page 35 that the Company
        used the probability weighted expected return method to determine the fair value
        of your common stock. We further note that this probability weighted scenario
        analysis was based on four possible scenarios: liquidation, IPO, sale and private
        company. In addition, you indicate on page 36 that certain scenarios included a
        non-marketability discount in the calculations and since the IPO scenario did not
        include a marketability discount as the "probability of the IPO increased over
        time, the effect of the marketability discount on the valuation declined over time."
        It is not clear, however, from your disclosures or your response how you weighted
        each of the four scenarios in your contemporaneous and retrospective valuations
        and how such weightings changed throughout the valuation process. Please
        explain and revise your disclosures accordingly. Further, for those scenarios that
        did include a marketability discount, tell us how you determined that a 19%
        discount was appropriate, particularly for the valuations prepared within months
        of filing your registration statement.

7.   We note your narrative discussion of the changes in your business that contributed
        to the increases in fair value of your stock on page 36 and have the following
        comments:

        •   Please revise your disclosure to better explain why the contemporaneous
            valuation at $1.60 on October 16, 2006 was appropriate for all grants in
            November 2006 but the fair value increased to $3.00 on December 7, 2006. It
            is unclear to us that the underlying factors that contributed to this increase in

Lars Dalgaard
SuccessFactors, Inc.
September 27, 2007
Page 3

fair value all occurred between November 15, 2006 and December 7, 2006 to support an 88% increase in fair value during this three week period. Please consider when these changes occurred and revise your reassessed fair value if necessary.

- Please revise your disclosure to better explain why the contemporaneous valuations by FSCG resulted in an increase in fair value of 72% between April 19, 2007 and July 18, 2007. In this regard, you should explain the underlying changes in your business that led to this increase in fair value, similar to your other disclosures on page 36.

Results of Operations, page 38

8. We note your response to comment 13 of our letter dated August 17, 2007 and disagree that this information is not useful to investors. We note that your backlog, based on your December 31, 2006 current deferred revenue, appears to account for approximately 77% of your annualized 2007 revenues, making it an important contributor to your current year results. We further note that your company has a history of losses and your explanation of these losses is that the costs associated with generating customer agreements are generally incurred up front, while revenue is generally recognized ratably over the term of the agreement. It therefore appears that future improvement in your results would likely result from a greater reliance on fulfilling your significant backlog of pre-existing contracts, and, as your backlog contracts expire, obtaining renewals from your existing customers. Explanation of these and other trends that move your Company towards profitability and explain either historical or expected future fluctuations in your results are an important part of providing your investors with meaningful context around your results and allowing your investors to view the company through the eyes of management. You may also wish to refer to our Release 33-8350 for further explanation of our views on MD&A narrative. Based on the above, we continue to believe that you should provide the backlog disclosures required by Item 101(c)(1)(viii) of Regulation S-K and you should discuss and analyze changes in your backlog and their impact on your revenues as part of your MD&A analysis of results.

9. We note your response to comment 14 of our letter dated August 17, 2007 and appreciate the additional information. However, as previously requested, we believe that you should revise your disclosure to provide this additional information to your investors, as we believe it provides important context about your results and operations. In this regard, we believe the current disclosures in your Overview discussion should be revised to further explain that while your sales and marketing efforts have been expanded in recent years to also target small and mid-sized organizations, such efforts have not resulted in a decreased

        demand from your traditional larger enterprise customers. Rather, such efforts
have increased the Company's absolute number of customers and because these
smaller customers tend to have smaller purchases, revenues have not grown at the
same rate as your customer base.

10.   We refer to comments 15 and 16 of our letter dated August 17, 2007, regarding
disclosure of renewal rates. In comment 16, we asked you to tell us in your
response letter the renewal rates from one period to the next and to provide your
analysis as to whether a trend has been established. We also asked you to explain
any fluctuations that appear to be significant. Please provide this information. In
response to comments 15 and 16, you appear to have modified your disclosure
throughout the document only to state that a "substantial majority" of your
customers have renewed their contracts. Since "a substantial majority" indicates
an unspecified renewal rate in a wide range between 50% and 100%, your current
disclosure does not appear to provide meaningful information about your renewal
rates. If renewals have a significant impact on the variability of your results, we
continue to believe that you should quantify your renewal rates and explain any
significant changes in these rates to provide additional context to your investors.

Controls and Procedures, page 49

11.   We note your response to comment 20 of our letter dated August 17, 2007 and the
related revisions. We note from your disclosures on page 50 that you believe
some of the material weaknesses identified in your 2005 audit were remediated
during 2006 because material audit adjustments were not detected by your
auditors during your 2006 audit. It is unclear to us whether such difference
between your 2005 and 2006 audits represents remediation of the identified
material weaknesses, as opposed to being a coincidence. Please explain to us in
more detail how you and your auditors concluded that any of the material
weaknesses identified in the 2005 audit had been remediated during 2006 and
therefore no longer qualified as material weaknesses for the 2006 audit.

12.   We note your discussion of non-standard terms in your revenue recognition
during 2005 and non-standard terms in your facility lease agreements in 2006.
Please explain to us in more detail, and consider revising your disclosure to
clarify, what made these accounting transactions non-standard.

13.   We read that your auditors noted in 2006 that you did not have a process to
identify potential oral or written side agreements with your customers. Please tell
us if you had side agreements, and if so, please explain the terms of these
agreements to us in reasonable detail and tell us how you determined that
additional disclosure about these agreements was not needed in your financial
statements. Further, tell us what impact these agreements had on financial

statements and explain how these agreements impacted your revenue recognition policies.

Business, page 52

14.   In the third paragraph of your overview, you have added a statement that your employees' compensation is based in part on your customers' success. Please tell us how you gauge your customers' success and how this success is specifically factored into your employees' compensation.

Management, page 67

Compensation Committee Interlocks and Insider Participation, page 72

15.   We note comment 27 of our letter dated August 17, 2007. With respect to each transaction since the beginning of your last fiscal year, please disclose the approximate dollar value of the amount of the related person's interest in each transaction, or explain why you have not presented this information. See Item 407(e)(4)(i)(C) and Item 404(a)(4) of Regulation S-K. For example, you disclose the Series E convertible preferred stock transaction with Greylock Equity Limited Partnership, an affiliate of your related person, Mr. Strohm, but you do not disclose the approximate dollar value of Mr. Strohm's interest in that transaction.

Executive Compensation, page 73

Compensation Discussion and Analysis, page 73

16.   On the bottom of page 73, you state that you compensate your executives well above the norm for companies that have revenues up to four times your own. Your compensation committee also apparently does not take the profitability of these "comparable" companies into account. Please disclose these facts in clear terms for your investors. Please also disclose the results of your evaluation of the companies you list on the top of page 74.

Base Compensation, page 74

17.   In the first paragraph of this section, you continue to refer to a "number" of executive compensation surveys. Please disclose here any surveys which you considered, other than the Radford survey.

Cash Bonuses, page 74

18.   We refer to comment 32 of our letter dated August 17, 2007. In response to that comment, in which we asked you to disclose the manner in which you use your software products in determining cash bonuses, you identified the modules that you use for these purposes. Please tell us how these modules "track competency" and "track performance against goals." Please also disclose, as requested, how the compensation committee determined that these are appropriate tools for assisting in the allocation of cash bonuses to your executives.

19.   We note your response to comment 35 of our letter dated August 17, 2007. Please disclose the target and actual bonuses for 2006. Please also include a substantive discussion of the deliberations of your compensation committee in setting 2007 bonuses. See Item 402(b)(2)(ix) of Regulation S-K. Also, in the chart on page 76, please disclose the maximum bonus payable to each executive, including those payable for "exceptional performance." Please present the disclosure in the format of the Grants of Plan-Based Awards table of Item 402(d) of Regulation S-K. Your apparent modification of the specified tabular format should be avoided, so that the bonus plan information is provided in the form investors expect and the data will be more readily compared to other issuers.

20.   In the third full paragraph on page 75, you state the compensation committee's belief that your growth rate significantly exceeded that of your competitors. Please disclose the financial measure to which you are referring, and the basis for this belief.

Stock options and equity awards, page 76

21.   In response to comment 37 of our letter dated August 17, 2007, you state that your determinations as to whether to grant equity-based awards are based on subjective judgments, and that you do not have specific measures of company and individual performance for this purpose. Accordingly, please reconcile this statement with the conflicting statements appearing in the fourth full paragraph on page 75. You also appear to be stating in your response that you grant new equity-based awards to executive officers largely based upon whether you have granted such awards to that officer in the past. It appears that you should disclose that you do not grant equity-based awards based on any objective criteria, but instead grant these awards based on the subjective and unquantifiable determinations of your chief executive officer and your compensation committee. Please also disclose, consistent with your response, that you grant these awards to individual officers largely based on whether you have granted them to that officer in the past.

Employment and Change of Control Arrangements, page 80

22.   Please discuss the basis for selecting particular events as triggering payments.
        See Item 402(b)(2)(xi) of Regulation S-K.

Certain Relationships and Related Party Transactions, page 87

23.   We note comment 39 of our letter dated August 17, 2007. Please include the
        approximate dollar value of each related person's interest in the transaction. See
        Item 404(a)(4) of Regulation S-K. Also, as requested in that prior comment,
        indicate in this section, by footnote or otherwise, the nature of the relationship
        with Canaan Partners, Emergence Capital Partners, and Granite Global Ventures.

24.   Please tell us the basis on which each related party in this section disclaims
        beneficial ownership of the listed shares. The attributes of beneficial ownership
        are defined by Rule 13d-3 under the Securities Exchange Act of 1934.
        Furthermore, pecuniary interest is not a consideration in determining beneficial
        ownership for these purposes. Please clarify in your footnotes how potential
        investors should assess the disclaimers as to beneficial ownership.

Underwriters, page 100

25.   We refer to comment 43 of our letter dated August 17, 2007, in which we asked
        you to explain the following statement appearing on page 100: "After the initial
        offering of the shares of common stock, the offering price and other selling terms
        may from time to time be varied by the representatives." In the prospectus, please
        clarify whether all purchasers in the initial offering would pay the same price for
        their shares. In your response letter, please summarize the filing and other
        obligations under federal securities laws if the underwriters determine to sell their
        allotments or over-allotments at prices or on terms differing from those set forth
        on the cover page and elsewhere throughout the prospectus. If you are referring
        to market-making activities of the underwriters after completion of the
        distribution, please clarify the above statement.

Financial Statements

Note 1. Organization and Significant Accounting Policies

Revenue Recognition, page F-8

26.   We note your response to comment 48 of our letter dated August 17, 2007.
        Please describe to us your historical experience with terminations for cause, as
        discussed in the first paragraph of your response, and your historical experience

with terminations for convenience, including quantifying the related refunds for both types of terminations. If such refunds have been significant, as previously requested, please revise your footnote to address the circumstances under which your customers may cancel or terminate their agreements, the refund obligations you have in such circumstances, and how you account for such transactions. We believe this provides your investors with important insight into the potential loss of your deferred revenues.

Note 7. Stock-Based Compensation, page F-22

27.   We note your response to comment 54 of our letter dated August 17, 2007. Once the underwriters determine an estimated price range and amount for your stock, please provide us with this information, along with the date at which these estimates were initially made.

28.   We note your response to comment 59 of our letter dated August 17, 2007 and your revised disclosures in Note 7 with regards to the early exercise of unvested stock options. Please explain how you applied the guidance in SFAS 123R in accounting for the early exercise of unvested option shares or tell us what other current accounting guidance you may have considered. The references in your footnote disclosures to EITF 00-23, APB 25 and FIN 44 is confusing as these have all be superseded by SFAS 123R. Please explain or revise your disclosures accordingly.

Part II – Item 15. Recent Sales of Unregistered Securities, page II-2

29.   We refer to comment 60 of our letter dated August 17, 2007. With respect to the offerings pursuant to Regulation D, include the types of information or statements furnished to purchasers in each transaction and the manner of the offering. With respect to the Rule 701 transactions, indicate the disclosure provided to investors and your analysis regarding the amounts sold under the rule. Please also make a statement regarding the nature of the services provided by the consultants who received options.

30.   Please disclose the nature and aggregate amount of consideration received by your company in the Lighthouse and KarrScheffel transactions. See Item 701(c) or Regulation S-K.

        As appropriate, please amend your registration statement in response to these comments. Please provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly

Lars Dalgaard
SuccessFactors, Inc.
September 27, 2007
Page 9

facilitate our review. We may have additional comments after reviewing your amendment and responses to our comments.

You may contact Jennifer Thompson at (202) 551-3737 or Kathleen A. Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please address all other questions to David L. Orlic at (202) 551-3503, or if you require further assistance, to me at (202) 551-3462. If you thereafter require additional assistance you may contact the Assistant Director, Barbara C. Jacobs, at (202) 551-3735.

Sincerely,

Mark P. Shuman
Branch Chief-Legal

cc: Via facsimile: (650) 938-5200
        Jeffrey R. Vetter, Esq.
        Fenwick & West LLP